November 21, 2017

Alberto Zapata Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Mr. Zapata:

On September 7, 2017 Northern Lights Fund Trust IV (the "Registrant”), on behalf of the Orange Structured Credit Value Fund (the “Fund”), a series of the Registrant, filed Post-Effective Amendment No. 72 (the “Amendment”) to the Registrant’s Registration Statement. On October 23, 2017, you provided oral comments to the Amendment to Joshua Hinderliter. Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.

General

Comment 1. Please ensure that new ticker symbols are added for series and class identifiers.

Response. Ticker symbols will be provided.

Prospectus

Fee Table

Comment 2. Please indent “Interest Expenses”, “Dividend Expenses on Short Sales”, and “Remaining Other Expenses” in the table.

Response. The requested changes have been made.

Comment 3. Please include a completed fee table in the reply correspondence to these comments.

4831-0113-7746.1

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Response. Registrant has revised the fee table as follows:

Shareholder Fees (fees paid directly from your investment)	Class A	Investor Class	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.50%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions (as a percentage of offering price)	None	None	None
Redemption Fee	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	0.25%	None
Other Expenses	2.49%	2.49%	2.49%
Acquired Fund Fees and Expenses (1)	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	3.75%	3.75%	3.50%
Fee Waiver and Reimbursement(2)	2.09%	2.09%	2.09%
Total Annual Fund Operating Expenses After Fee Waiver	1.66%	1.66%	1.41%

Comment 4. Within the footnotes to the fee table, please ensure that the expense waiver will be in place for one year from the date of effectiveness of the prospectus.

Response. The Registrant confirms that the expense waiver will be in place for at least one year from the effective date of the prospectus.

Comment 5. Please revise the expense limitation agreement language in footnote 2 to read, “…expense reimbursements are subject to possible recoupment from the Fund in future years, (1) only if the amount of such recoupment is made within three years from the date when the amount is waived/reimbursed, (2) the Fund is able to make the repayment to the Adviser without exceeding the Fund’s net expense ratio in place at the time the expenses were waived, and (3) the Fund is able to make the repayment without exceeding the Fund’s current expense waiver.

Response. The Registrant has revised the footnote as follows:

The Fund's adviser, has contractually agreed to reduce its fees and/or absorb expenses of the Fund, until at least March 31, 2019, to ensure that total annual fund operating

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expenses after fee waiver and/or reimbursement (exclusive of any front-end or contingent deferred loads, taxes, brokerage fees and commissions, borrowing costs (such as interest and dividend expense on securities sold short), acquired fund fees and expenses, fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including, for example, option and swap fees and expenses), or extraordinary expenses such as litigation (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the adviser)) will not exceed 1.65%, 1.65% or 1.40% of the Fund's average daily net assets attributable to Class A, Investor Class, and Institutional Class shares, respectively. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years, (1) only if the amount of such recoupment is made within three years from the date when the amount is waived/reimbursed, (2) the Fund is able to make the repayment to the Adviser without exceeding the Fund’s net expense ratio in place at the time the expenses were waived, and (3) the Fund is able to make the repayment without exceeding the Fund’s current expense waiver. ~~are subject to possible recoupment from the Fund in future years (within the three years from the time the fees were waived or reimbursed), if such recoupment can be achieved within the foregoing expense limits.~~ This agreement may be terminated only by the Trust's Board of Trustees, on 60 days' written notice to the adviser.

Expense Example

Comment 6. Please add additional language stating that the expenses show account for the Fund’s expense limitation in place through its expiration period (typically one year) and then depict total annual expenses thereafter.

Response. Registrant declines to add the requested disclosure because such disclosure is neither permitted nor required by Form N-1A and Registrant further notes that prior guidance from the SEC staff indicates that, unless specifically required by Form N-1A, additional footnotes should not be added to this section of the prospectus.

Principal Investment Strategy

Comment 7. Please add an 80% investment policy related to investment in structured credit securities in accordance with Rule 35d-1.

Response. The Registrant has added the following disclosure to its principal investment strategy:

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Orange Investment Advisors, LLC (the “Adviser”) seeks to achieve the Fund’s investment objective, under normal conditions, by investing at least 80% of the Fund’s net assets plus any borrowings for investment purposes in structured credit securities.

Comment 8. With regard to the paragraph beginning, “[u]nder normal conditions…”, please separate the language into two or more paragraphs and explain how much, in terms of a range, that the Fund intends to invest in the various securities discussed. Also, consider using bullet points and white space to improve readability.

Response. The Adviser will employ a value approach when investing Fund assets in structured credit securities. At any given time, one type of credit structured securities could present more opportunities to obtain value for the Fund than the other credit structured security types. Therefore, it is not possible for the Adviser to project accurate ranges of investments in the various credit structured security types.

The Registrant has revised the first sentence of the paragraph to read:

~~Under normal conditions, the~~ The Fund expects to invest a significant portion of its assets in non-agency RMBS, including bonds backed by collateral ranging from subprime to prime.

Where necessary, the Prospectus will be revised to add bullet points, white space and other devices to improve readability.

Comment 9. With regard to the same investments contemplated in Comment 8, please confirm that the investments mentioned will be limited to 15% of the Fund’s total assets, and add the limit to the summary strategies discussion.

Response. A wide variety of credit structured securities on any given day are liquid. One of the factors the Adviser considers when investing in such securities is their liquidity. Classifying structured credit securities in general as illiquid and subjecting them to a 15% investment limit is not necessary. As noted in the response to Comment 10, the Adviser will classify Fund portfolio investments as illiquid and subject them to a 15% limit when appropriate.

Comment 10. Given the illiquid nature of the Fund’s proposed investments, please explain in detail how Fund determines that it is appropriate for an open-end structure.

Response. To the extent the Fund invests in securities that are determined by the Adviser to be illiquid, such securities would be subject to the Fund's 15% limitation on illiquid securities,

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consistent with the requirements of the 1940 Act. The Adviser monitors the liquidity of all of the Fund's portfolio securities, including Rule 144A securities, to ensure compliance with the Fund's 15% limitation on illiquid securities holdings.

As noted in our response to Comment 9, structured credit securities are not per se illiquid. The portfolio managers of the Fund have experience with managing an open-end fund that invests in credit structured securities. As with the prior registered open-end investment company they managed, they expect to invest the vast majority of Fund assets in credit structured securities that are liquid because there are ample buyers (e.g., broker-dealers, institutional investors, etc.) willing to bid to buy such securities.

Comment 11. With regard to liquidity, please address the following:

a.	How the Fund determined that its proposed investments are liquid (i.e., can be sold within 7 days at approximately the value of the initial investment). This response should include market data on the liquidity of the proposed investments, including information on whether the Fund imposes any limits on its total net assets with regard to investments in structured credit securities,
b.	The specific measures that the Fund would take if it received a large redemption request,
c.	Whether an active market for the Fund’s proposed investments exists, including the number and quality of the active market participants,
d.	The frequency of trading, or quotes of daily trading, including volume,
e.	The volatility of trading prices,
f.	The bid-ask spread for the proposed investments,
g.	Any restrictions on trading the proposed investments,
h.	The availability of the information to the Fund’s adviser concerning the underlying loans associated with investments such as; mortgaged-backed securities, asset-backed securities, collateralized loan obligations, etc., and
i.	How the Fund will be able to appropriately value these investments on a daily basis.

Response. Please find the Registrant’s response to part below:

a.	The Fund’s adviser will actively manage the liquidity of the Fund in order to minimize the impact of a small or large redemption on the performance of the Fund. The Adviser’s liquidity risk management process is described below. Market data on the liquidity of the Fund’s proposed investments is also included below in parts “c” and “d” of this response. The Registrant notes that while the Fund will own at least 80% structured credit securities in accordance with Rule 35d-1, no limits will be imposed on total net assets with regard

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to investments in structured credit securities unless they are determined to be illiquid. Please see the Registrant’s response to Comment 9.

Adviser’s Liquidity Risk Management Process: Upon the purchase of a new investment into the Fund, the portfolio manager’s record a “liquidity score” for the investment, which is essentially the number of days it would take to re-sell the investment at cost. Additionally, the CIO identifies whether a newly purchased asset is a private security or is otherwise deemed to be an “illiquid asset”.

All Fund portfolio investments will be evaluated by the Adviser’s CIO on a weekly basis, utilizing internal risk management reports. The liquidity score for each Fund position will be included in the liquidity analysis portions of these reports; the liquidity score is one of the factors used to estimate the cost of selling the investment relative to its current price. Those assets that are deemed to be illiquid are also identified as such in these reports.

The Adviser’s CIO will review the following as part of the evaluation process:

•       a list of the illiquid and least liquid securities in the Fund, as well as the cumulative percentage of the Fund that is considered illiquid;

•       the Fund positions with the largest liquidity-driven value-at-risk impact on the Fund’s Net Asset Value (“NAV”) (The Registrant notes that the Adviser considers values greater than 50 basis points of NAV as resulting in a security being illiquid); and

•       the potential impact of the sale of various percentages of the Fund under “normal” and “stressed” market conditions; e.g., the number of days to liquidate the Fund “at cost” and the potential impact on the NAV of the Fund given the immediate liquidation of various percentages of the portfolio (i.e., over the next 5 business days).

The Adviser will also monitor, on an ongoing basis, the least liquid securities in the Fund, the cumulative percentage of the Fund that is deemed to be illiquid, and the potential NAV impact of liquidating various percentages of the Fund.

b.	The Fund’s Adviser will continuously monitor the liquidity of all positions in the Fund and maintain a liquidity plan that determines the optimal set of securities to sell for any size redemption. The objective of the plan is to minimize the negative impact on the Fund’s performance for a given size redemption. This calculation will consider the following factors: 1) an estimate, for each security, of any additional bid-offer spread that would be incurred were the security to be liquidated in fewer days than that indicated by its

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liquidity score, and 2) the amount of cash that its liquidation would generate. The plan also includes the requirement to restore portfolio liquidity to acceptable levels starting immediately after such redemption, in order to prepare for a subsequent liquidation.
c.	Excluding Agency MBS, the structured credit market is close to $3 trillion in market value. Credit Suisse, Goldman Sachs, BofA, Citi, JP Morgan, Nomura, Morgan Stanley, BNP, Societe Generale, Deutsche Bank, Barclays are among the major primaries involved in secondary trading of structured credit securities. There are also regional dealers such as Jeffries, Brean, Stifel, and Raymond James that actively trade and make markets in structured credit products. The investor base is also well diversified, with money managers, insurance companies, banks, and hedge funds representing the largest owners of structured credit products.
d.	Based on TRACE data provided by FINRA, typical weekly volumes averages across the structured credit space are: Non-Agency RMBS $6 billion, Private label CMBS $5.4 billion, ABS $5.5 billion, CLOs $1.1 billion
e.	Price volatility has been muted across most structured credit sectors. Investment grade bonds saw spreads tighten by 50-150 basis points over the last 12 months due to consistent demand for yield from money managers and insurance companies. New issue sectors such as last-cashflow CRT Tranches (CAS/STACR deals) issued by Fannie Mae and Freddie Mac tend to have the highest trading volatilities with spreads fluctuating by 15-20 basis points on a weekly basis (1-1.5 points in price).
f.	Bid-ask spreads have been gradually compressing over the last few years stemming from a strong and diverse end account demand for structured credit assets and continuously low global sovereign rates. Bid/offer spreads for on-the-run new issue sectors such as CRT front-pays and NPL/RPL Seniors range from 2 to 4 ticks while more levered on-the-run profiles like CRT last-cashflow tranches and NPL/RPL Mezzanine tranches have 0.25 to 0.5 points of bid-off spread. Legacy RMBS bid-off spreads range from 4 ticks for investment grade front-pays to 2 points on levered subprime mezzanine tranches, Prime/Alt-A subordinate tranches and levered RE-REMIC Mezzanine tranches.
g.	If the Adviser cannot project cashflows on a particular investment due to lack of sufficient information, it will adhere to internal risk management policies that would prohibit trading such an investment. This is due to the fact that projecting cashflows is a mandatory requirement of the Adviser’s pre-trade analysis process.

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h.	The underlying loan-level information for residential mortgage-backed securities is readily available from Intex, Bloomberg and monthly/quarterly remittance reports. The same applies to other structured credit sectors such as CLOs, ABSs, and CMBSs.
i.	Third-party pricing services such as ICE (formerly IDC), as well as Reuters, S&P, Street Software, Bloomberg BVAL and others all price structured credit securities on a daily basis. In the event a structured credit investment is not priced by any third party pricing service, the Adviser will request that the pricing services add the cusip to their inventory of securities priced daily, while holding the security at cost in the Fund until the Pricing service provides a price. If that is unsuccessful, the Adviser will seek one or more brokers to provide a daily price for the security. If neither option is available, the Adviser would price the security at “Fair Value” in accordance with applicable regulation. The Adviser does not expect the Fund to own securities for which a third-party price is not available.

Comment 12. Please define in plain English what is meant by, “subprime mezzanine floating rate RMBS” and “stripped MBS and inverse floaters.”

Response. The Registrant has revised the disclosure to include the following definitions where applicable:

RMBS are pools of financial agreements that typically represent cash yields that are paid to investors and that are supported by cash payments received from homeowners who pay interest and principal according to terms agreed to with their lenders.

Mezzanines are tranches or classes of a given pool of RMBS, with each mezzanine representing the priority in interest and principal payments from the pool of mortgages. The more "junior" the mezzanine, the higher its risk and the higher its interest rate in compensation. A subprime mortgage is a type of mortgage that is normally issued by a lending institution to borrowers with low credit ratings.

A stripped MBS is a stripped mortgage-back security where the interest (or investment) in the MBS gives its holder the right to interest payments or principal payments, but not both.

An inverse floater is a bond, mortgage-backed security or other type of debt whose coupon rate has an inverse relationship to a benchmark rate. An inverse floater adjusts its coupon payment as the interest rates changes.

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Comment 13. Please consider consolidating the discussion concerning investment in derivatives to one area of this section, rather than dispersed throughout.

Response. The Registrant has consolidated the derivatives discussion as follows:

The Fund may also invest a significant portion of its assets in, among other things, agency MBS, CMO, and mortgage derivatives such as stripped MBS and inverse floaters, agency and small balance CMBS, ABS backed by student loans, auto loans, or more esoteric collateral, non-USD MBS securities and CLO. A stripped MBS is a stripped mortgage-back security where the interest (or investment) in the MBS gives its holder the right to interest payments or principal payments, but not both. An inverse floater is a bond, mortgage-backed security or other type of debt whose coupon rate has an inverse relationship to a benchmark rate. An inverse floater adjusts its coupon payment as the interest rates changes. The Fund may deploy credit derivatives such as long/short CMBX and ABX index positions to express relative value views within CMBS and ABS markets and to hedge credit spread risk at the overall portfolio level. When investing Fund assets in these securities, the Adviser analyzes their expected future cashflows based on collateral composition and expected performance, deal structure including credit enhancement, ~~state~~ and variables such as interest shortfalls and servicer advances and other factors in order to project expected return parameters such as yield and average life.

Comment 14. Please delete the language, “state variables.”

Response. The Requested change has been made. The language in question has been modified as shown in the Registrant’s response to Comment 13.

Comment 15. Please consider removing the predictive language, “[t]he Fund’s annual portfolio turnover rate will generally be greater than 50% but less than 100%.”

Response. The Registrant has removed the stated language.

Comment 16. Please confirm the value of Fund’s proposed investment in derivatives for the purpose of Rule 35d-1, i.e., if the Registrant intends to include these investments for the purposes of complying with Rule 35d-1, it must value the derivatives on a mark-to-market basis.

Response. The Fund gains exposure to structured credit securities, in part, through derivatives and will value such investments on a mark-to-market basis. Registrant believes that looking at

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the Fund’s exposure to the reference asset is consistent with the requirements of Rule 35d-1 and industry practice.

Comment 17. Please add disclosure that below market grade bonds are also known as “junk bonds.”

Response. The Registrant has revised the disclosure as follows:

The Fund may invest without limit in debt securities that are rated below investment grade (also known as “junk bonds”).

Principal Investment Risk

Comment 18. Please confirm that the Fund will stay within the concentration limitations with regard to investments in any single industry.

Response. Registrant so confirms. Please note that the Registrant does not view the issuers of structured financial instruments to constitute an industry.

Portfolio Managers

Comment 19. Please include the month that each portfolio manager began their duties.

Response. Registrant has revised the Portfolio Manager disclosure as follows:

Jay Menozzi and Boris Peresechensky have each served the Fund as ~~its~~ portfolio managers since it commenced operations in November 2017.

Additional Information about Investment Strategies and Related Risks

Comment 20. Please incorporate any comments given in the summary sections throughout this section, where appropriate.

Response. The Registrant has made the requested revisions.

Other Investment Strategies

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Comment 21. Please differentiate and segregate “other investment strategies” from “temporary investment strategies” and confirm that the “other” strategies are principal, and if so, please add them to the summary section.

Response. The Registrant has revised the referenced disclosure as follows:

~~Other Investment~~ Temporary Investment Strategies: ~~From time to time, the Fund may invest in other investment companies, including exchange-traded funds (ETF) and business development companies (BDC).~~ From time to time, the Fund may take temporary defensive positions, which are inconsistent with a Fund's principal investment strategies, in attempting to respond to adverse market, economic, political, or other conditions. For example, the Fund may hold all or a portion of its assets in money market instruments, including cash, cash equivalents, U.S. government securities, other investment grade fixed income securities, certificates of deposit, bankers acceptances, commercial paper, money market funds and repurchase agreements. If the Fund invests in a money market fund, the shareholders of the Fund generally will be subject to duplicative management fees. Although the Fund would do this only in seeking to avoid losses, the Fund will be unable to pursue its investment objective during that time, and it could reduce the benefit from any upswing in the market. The Fund also may also invest in money market instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.

Comment 22. Please consider defining business development companies, in plain English within this section.

Response. Registrant declines to make this change as it believes existing disclosure conforms to the requirements of Form N-1A. Registrant notes that the Plain English requirements apply to the Summary Prospectus only while the remaining portions of the prospectus are required to be “clear, concise and understandable.”

Other Risks

Comment 23. Please confirm whether the two risks listed are principal risks of the Fund, and if so, please add them to the summary section as well.

Response. The Registrant has revised the disclosure so that “Underlying Fund Risk” has been added to the principal investment risk sections of the prospectus and “Cybersecurity” is now presented as a standalone section.

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How to Redeem Shares

Comment 24. Please add the new liquidity disclosure per Item 11(c)(8)&(9).

Response. The Registrant has added the following disclosure:

The Fund typically expects that it will take up to 7 days following the redemption request to pay out redemption proceeds by check or electronic transfer. The Fund typically expects to pay redemptions from cash, cash equivalents, proceeds from the sale of fund shares, any lines of credit, and then from the sale of portfolio securities. These redemption payment methods will be used in regular and stressed market conditions.

Statement of Additional Information

Investment Adviser

Comment 25. Please redraft this section to include the recoupment language stated in Comment 5.

Response. The Registrant has revised the disclosure to read:

The Fund's adviser, has contractually agreed to reduce its fees and/or absorb expenses of the Fund, until at least March 31, 2019, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement (exclusive of any front-end or contingent deferred loads, taxes, brokerage fees and commissions, borrowing costs (such as interest and dividend expense on securities sold short), acquired fund fees and expenses, fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including, for example, option and swap fees and expenses), or extraordinary expenses such as litigation (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the adviser)) will not exceed 1.65%, 1.65% or 1.40% of the Fund's average daily net assets attributable to Class A, Investor Class, and Institutional Class shares, respectively. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years, (1) only if the amount of such recoupment is made within three years from the date when the amount is waived/reimbursed, (2) the Fund is able to make the repayment to the Adviser without

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exceeding the Fund’s net expense ratio in place at the time the expenses were waived, and (3) the Fund is able to make the repayment without exceeding the Fund’s current expense waiver. ~~are subject to possible recoupment from the Fund in future years (within the three years from the time the fees were waived or reimbursed), if such recoupment can be achieved within the foregoing expense limits.~~ This agreement may be terminated only by the Trust's Board of Trustees, on 60 days' written notice to the adviser.

Other Service Providers

Comment 26. Please review and revise this section to ensure that it is consistent with disclosure associated with a new fund.

Response. The Registrant has revised the section as requested.

*       *       *       *       *

If you have any questions or additional comments, please call Bibb Strench at (202) 973-2727, or Joshua Hinderliter at (614) 469-3345.

Very truly yours,

/s/Joshua Hinderliter

Joshua Hinderliter